SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755

PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Availability of a prospectus in connection with certain issuances provided for under the draft safeguard plan and the Chapter 11 plan in the context of the financial restructuring plan of CGG

Paris, France – October, 13 2017

CGG announces that, today, the Autorité des marchés financiers granted visa n°17-551 to the prospectus (in the French language) made available to the public in connection with:

•	the issuance and admission to trading on the regulated Euronext market in Paris (“Euronext Paris”) of up to 24,375,000 share subscription warrants (the “Warrants #1”) granted for free by CGG to all shareholders on the basis of one (1) Warrant #1 for one (1) existing share, which may result in the issuance of up to 32,500,000 new shares at the subscription price of €3.12 per new share;

•	the issuance and admission to trading on Euronext Paris of up to 37,524,400 new shares issued as part of an increase in share capital with removal of the shareholders’ preferential subscription rights, in favor of (i) the holders of bonds convertible and/or exchangeable for new or existing shares, bearing interest at the rate of 1.75% and maturing on January 1, 2020, issued by the Company on June 26, 2015 and (ii) the holders of bonds convertible into and/or exchangeable for new or existing shares, bearing interest at the rate of 1.25% and maturing on January 1, 2019, issued by the Company on November 20, 2012, that will be subscribed at their face value by way of set-off with the subscription price of €10.26 per new share;

•	the issuance and admission to trading on Euronext Paris of up to 496,794,900 new shares issued as part of a capital increase with removal of the shareholders’ preferential subscription rights, in favor of (i) the holders of high yield notes, bearing interest at the rate of 5.875% and maturing in 2020, issued by the Company on April 23, 2014, (ii) the holders of high yield notes, bearing interest at the rate of 6.5% and maturing in 2021, issued by the Company on May 31, 2011, January 20, 2017 and March 13, 2017 and (iii) the holders of high yield notes, bearing interest at the rate of 6.875% and maturing in 2022, issued by the Company on May 1, 2014, that will be subscribed at their face value by way of set-off with the subscription price of €3.12 per new share;

•	the admission to trading on Euronext Paris of up to 123,817,300 new shares, with a subscription price of €0.01 per new share, resulting from the exercise of up to 123,817,300 share subscription warrants (the “Warrants #3”), granted for free by the Company to the subscribers of new second lien notes governed by New York State law (the “New Notes”);

•	the admission to trading on Euronext Paris of up to 7,738,600 new shares, with a subscription price of €0.01 per new share, resulting from the exercise of up to 7,738,600 share subscription warrants granted for free by the Company to the members of the ad hoc committee of Senior Notes holders;

•	the admission to trading on Euronext Paris of up to 11,607,900 new shares, with a subscription price of €0.01 per new share, resulting from the exercise of up to 11,607,900 share subscription warrants granted for free by the Company to the persons committed to backstop the subscription of the New Notes and the Warrants #3, in accordance with the provisions of the private placement agreement dated June 26, 2017 ;

•	the admission to trading on Euronext Paris of the new shares to be issued upon exercise of the Warrants #1.

These transactions would be implemented in the context of the financial restructuring plan, the terms of which were announced on June 14, 2017 by the Company. The plan was approved on July 28, 2017 by a unanimous vote of the committee of banks and financial institutions, and by a majority of 93.5% of votes cast at the general meeting of bondholders. Furthermore, the various classes of creditors concerned by the Chapter 11 proceedings massively voted in favor of the Chapter 11 plan which was confirmed by the relevant US court on October 10, 2017 (the order should be entered in the next few days). The works council of the Company, also consulted with respect to the draft safeguard plan, rendered a favorable opinion at its meeting held on 2 October 2017.

The completion of the foregoing transactions remains subject to:

•	the approval by the Company’s extraordinary general meeting of shareholders which is scheduled to convene on October 31, 2017 of the resolutions required to implement the draft safeguard plan, in particular those relating to the share capital reduction by reducing the unit par value of the Company’s shares to €0.01;

•	the abovementioned share capital reduction being effectively carried out;

•	the sanctioning of the draft safeguard plan approved by both the committee of banks and assimilated creditors, and the sole general meeting of bondholders on July 28, 2017, by the Commercial Court of Paris; according to the current contemplated provisional timetable, the court should examine the request for the sanctioning of the draft safeguard plan on November 6, 2017;

•	confirmation by the relevant US Court of the “Chapter 11” plan and the recognition of the ruling sanctioning the draft safeguard plan within the framework of the “Chapter 15” proceedings the enforcement of which is not stayed;

•	the obtaining of the AMF visa on the prospectus relating to the issue, with shareholders’ preferential subscription rights, of new shares with warrants in an amount of c. 112 million euros (including share premium), priced at €1.56 per share, i.e. a nominal value of €0.01 and a share premium of €1.55 per new share, which share capital increase is tentatively scheduled to take place in December 2017, with settlement and delivery scheduled for January 2018.

•	the satisfaction of all conditions precedent provided for in the implementation documents of the restructuring, which includes notably the indenture of the new first lien notes, the indenture of the New Second Lien Notes and the new interest second lien notes, or the terms and conditions of the various warrants.

The prospectus comprises the CGG reference document (document de référence), filed with the Financial Markets Authority on May 1, 2017 under number D.17-0486, the update of the Company’s Reference Document filed with the AMF on October 13th, 2017under number D.17-0486-A01, the securities note (including a summary of the prospectus) under visa 17-551 dated October 13th, 2017, and a summary of the prospectus (attached to this press release). Copies of the prospectus can be obtained free of charge from the registered office of CGG, Tour Maine Montparnasse, 33 Avenue du Maine – 75015 Paris, the Company’s website (www.cgg.com) and the AMF website (www.amf-france.org).

Appendix: Summary of the prospectus

The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

PROSPECTUS SUMMARY

AMF Visa no. 17-551 dated October 13, 2017

The summary consists of a series of key items of information, referred to as “Elements”, divided into five sections A through E and numbered A.1 through E.7.

This summary contains all Elements which must be included in the summary of a prospectus relating to this class of securities and this type of issuer. As all Elements need not be provided, the numbering of the Elements in this summary is not continuous.

It is possible that no relevant information can be provided concerning a given Element that must be included in this summary because of the class of securities and type of issuer concerned. In that case, the summary includes a brief description of the Element concerned, with the indication “not applicable”.

Section A – Introduction and disclaimer

A.1	Note for readers

This summary should be read as an introduction to the Prospectus.

Any decision to invest in the securities under the public offering or for whose admission to trading on a regulated market is requested should be based on consideration of the prospectus as a whole by the investor.

Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the Member States, have to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or it does not provide, when read together with the other parts of the Prospectus, the key information in order to aid investors when considering whether to invest in such securities.

A.2	Consent of the issuer	Not applicable.

Section B – Issuer

B.1	Issuing company’s name and business name	Company name: CGG (the “Company” and, together with all of its consolidated subsidiaries, the “Group”). Business name: CGG

B.2	Registered office/ Legal form/ Governing law/ Country of origin	• Registered office: Tour Maine Montparnasse, 33 Avenue du Maine, 75015 Paris. • Legal form: Société anonyme with a board of directors. • Governing law: French law. • Country of origin: France.

B.3	Description of the issuer’s operations and principal lines of business

CGG is a world leader in geophysical services and equipment.

The Group offers an extensive line of services, equipment sold under the Sercel trademark, and technological solutions for a broad, worldwide customer base, primarily in oil and gas exploration and production.

The Group is structured along the following eight product lines:

•    Equipment (including the Sercel entities or brands, such as Metrolog, GRC and De Regt);

•    Marine Acquisition;

•    Land Acquisition (including land electromagnetics and general geophysics);

•    Multi-physics;

•    Multi-clients and New business models;

•    Subsurface imaging;

•    GeoSoftware (which covers the business and software development activities of Jason and Hampson-Russell);

•    GeoConsulting (which covers the consulting business of Jason and Hampson-Russell as well as the consulting and geology activities of Robertson along with the Data Management Services).

These lines of business are categorized into four segments for the purpose of the Group’s financial reporting: Equipment, Contractual Data Acquisition, Geology, Geophysics and Reservoir (“GGR”) and Non-operated Resources.

B.4a	Main recent trends with effects on the issuer and its lines of business

1.1.  Group’s debt structure

As of September 30, 2017, the Group’s financial indebtedness was, notably, as follows:

(i)       a secured financial debt, composed of:

i.         “Multicurrency Revolving Facility Agreement”, a revolving credit facility agreement, entered into on July 31, 2013 by the Company for an initial amount in principal of $325,000,000, reduced to approximately $300,000,000, fully drawn to date (the “French RCF”);

ii.        “Credit Agreement”, a revolving credit facility agreement, entered into on July 15, 2013 for an initial amount of $165,000,000, fully drawn to date (the “US RCF”); and

iii.       “Term Loan Credit Agreement”, a bullet loan agreement, entered into on November 19, 2015 by CGG Holding (U.S.) Inc. for an initial amount of $342,122,500 (the “TLB 2019”);

           (together, the “Secured Loans”);

The Secured Loans benefit from a number of security interests granted by the Company and certain of its subsidiaries (including pledges of securities accounts on the main subsidiaries) and guarantees granted by certain Group companies.

(ii)      two issues of convertible bonds, namely:

i.         an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on November 20, 2012 for a total initial amount of €360,000,000, reduced to approximately €34,900,000 (following an exchange transaction with convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) which mature in 2020) due on January 1, 2019 (the “2019 Convertible Bonds”);

ii.        an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on June 26, 2015 for a total initial amount of €325,100,000, due on January 1, 2020 (the “2020 Convertible Bonds”, and together with the 2019 Convertible Bonds, the “Convertible Bonds”);

The Convertible Bonds do not benefit from security interests of guarantees.

(iii)     several high-yield “senior” note issues under US law, namely:

i.         an issue of notes dated April 23, 2014 maturing on May 15, 2020 for a total amount of €400,000,000 bearing interest at a rate of 5.875% (the “Senior Notes 2020”)

ii.        an issue of notes dated May 31, 2011, January 20, 2017 and March 13, 2017, maturing on June 1, 2021 for a total initial amount of $720,704,000 bearing interest at a rate of 6.5% (the “Senior Notes 2021”); and

iii.       an issue of notes dated May 1, 2014 maturing on January 15, 2022 for a total initial amount of $500,000,000 bearing interest at a rate of 6.875% (the “Senior Notes 2022” and together with the Senior Notes 2020 and the Senior Notes 2021, the “Senior Notes”).

The Senior Notes benefit from guarantees granted by certain Group companies but do not benefit from any security interest.

(iv) a leasing contract to finance the operational head office of its subsidiaries CGG Services SAS in Massy, by the end of October 1st, 2022.

Therefore, as of September 30, 2017, the financial debt amounted to $2,905,296,358. The summarized financial indebtedness of the Group is as follows:

Financial debt as of September 30, 2017	Total amount in principal, excluding accrued interests	Accrued interests	IFRS retreatments	Total
Secured Loans
French RCF (EUR)	124,600,000			124,600,000
French RCF (USD)	160,000,000	42,528	-1,257,343	158,785,185
US RCF (USD)	161,933,711	420,376	-621,942	161,732,144
TLB 2019 (USD)	337,845,969	71,607	-957,297	336,960,280

Total Secured Loans (in USD1)	806,882,440	534,511	-2,836,582	804,580,369

Senior Notes
Senior Notes 2020 (EUR)	400,000,000	20,880,811	-391,393	420,489,418
Senior Notes 2021 (USD)	675,625,000	36,419,977	-1,520,312	710,524,665
Senior Notes 2022 (USD)	419,636,000	20,642,007	-343,466	439,934,541

Total Senior Notes (in USD1)	1,567,501,000	81,713,869	-2,325,857	1,646,889,012

Convertible Bonds
Convertible Bonds 2019 (EUR)	34,933,352	110,071	-1,826,089	33,217,334
Convertible Bonds 2020 (EUR)	325,165,550	4,310,671	-31,702,005	297,774,216

Total Convertible Bonds (in EUR)	360,098,902	4,420,742	-33,528,094	330,991,550

Other debts
Leasing (USD)			58,585,746	58,585,746
Other (USD)	4,472,607			4,472,607

Total Other Debts (in USD1)	4,472,607	—	58,585,746	63,058,353

Total financial debt as of September 30, 2017 (in USD1)	2,803,988,810	87,467,508	13,840,040	2,905,296,358

(1) On the basis of an exchange rate of 1 EUR = 1.1806 USD.

As of September 29, 2017:
(i) the Senior Notes 2020 were traded at a price reflecting a discount of 54.5% of their nominal value;
(ii) the Senior Notes 2021 were traded at a price reflecting a discount of 55.5% of their nominal value;
(iii) the Senior Notes 2022 were traded at a price reflecting a discount of 54.8% of their nominal value;
(iv) the Convertible Bonds 2019 were traded at a price reflecting a discount of 31.2% of their nominal value;
(v) the Convertible Bonds 2020 were traded at a price reflecting a discount of 86.4% of their nominal value.

Discussions with the stakeholders

Following the February 27, 2017 appointment by the President of the Paris Commercial Court of Maître Bourbouloux as mandataire ad hoc, discussions took place with the Group’s principal creditors aimed at reducing the Group’s debt. CGG ,some of its principal creditors, and DNCA (in its capacity as long-term institutional shareholder and holder of the Company’s Senior Notes and Convertible Bonds) reached an agreement in principle on a financial restructuring plan on June 1, 2017 and, legally binding agreements (lock-up or restructuring support agreements) were signed on June 13, 2017 which confirmed the agreement in principle, whereby the parties thereto have committed to undertake any action reasonably required to implement and carry out the restructuring.

To the Company’s knowledge, as of October 4, 2017, no member of the ad hoc Senior Notes holders committee or of the ad hoc Secured Lenders committee held more than 1 % of the Company’s capital. At this date, DNCA who held (i) approximately 5.5 % of the total principal amount of the Senior Notes, (ii) approximately 20.7 % of the total principal amount of the Convertible Bonds, and (iii) approximately 7.9 % of the share capital of the Company.

The draft safeguard plan was approved on July 28, 2017 by a unanimous vote of the committee of banks and financial institutions, and by a majority of 93.5% of votes cast at the general meeting of bondholders, including by DNCA. The “Chapter 11” plan concerning the various classes of creditors subject to “Chapter 11” proceedings was confirmed by the relevant US court on October 10, 2017 (the order should be entered in the next few days). The works council of the Company, also consulted with respect to the draft safeguard plan, rendered a favorable opinion at its meeting held on October 2, 2017.

In order to implement the draft of the restructuring plan, the required resolutions will first have to be approved by the Company’s general meeting of shareholders, which is scheduled to convene on October 31, 2017. The plan will then have to be sanctioned by a judgment of the Paris Commercial Court, scheduled for November 13, 2017, according to the indicative timetable, following a hearing on November 6, 2017. The judgment by the Paris Commercial Court on the safeguard plan will then have to be recognized in the United States under a Chapter 15 proceeding, which is tentatively expected to take place on November 20, 2017.

A Chapter 11 plan concerning some of the Group’s foreign subsidiaries, which are debtors or guarantors of the Group’s debt has been prepared. The subsidiaries involved in the Chapter 11 plan are CGG Holding BV, CGG Marine BV, CGG Holding I (UK) Ltd, CGG Holding II (UK) Ltd, CGG Holding (US) Inc., CGG Services (US) Inc., Alitheia Resources Inc., Viking Maritime Inc., CGG Land (US) Inc., Sercel Inc., Sercel-GRC Corp, CGG Marine Resources Norge AS, CGG Canada Services Ltd and Sercel Canada Ltd.

As part of these judicial proceedings, the holders of claims under the Secured Loans, the Senior Notes and the Convertible Bonds whose principal aggregate amount, inclusive of the Convertible Bonds, is approximately equal to $2.8 billion) may not demand any early repayment, which provides protection to the Group to carry out its operational activities while leaving to stakeholders only a limited timeframe to approve a financial restructuring plan.

Should one of the conditions set out in subsection C.1of the Prospectus Summary fail to be satisfied, the financial restructuring plan may not be implemented. In this case, or if the implementation timetable is not met, according to the Company cash flow forecasts, the Group liquidity would decrease below the required level to continue the operations no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. In addition, in such cases, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and be wound up in the medium term, as the case may be in the context of liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and the creditors, or some of them, with fewer recourses to recover their claims

For the purpose of the Prospectus Summary, (i) “Restructuring Effective Date” means the date on which all of the conditions relating to the effective nature of the completion of the restructuring plan under the US proceeding of Chapter 11 of the Federal Bankruptcy Code and the safeguard (sauvegarde) or judicial reorganization proceedings (redressement judiciaire) plan (as applicable) have been satisfied or waived, including the completion of all steps required to finalize the restructuring, such as the issuance of debt securities and other securities contemplated therein, irrespective of the fact that the time limits for challenges have not expired, such date being acknowledged by the Board of directors or, upon delegation, by the CEO of the Company, and (ii) “Reference Date” means the date corresponding to the last day of the exercise period for the Rights Issue with PSR.

Summary of the main characteristics of the draft safeguard plan

The main characteristics of the draft safeguard plan are the following :

• The substantial reduction of the Company’s gross financial indebtedness level by way of equitization of the claims under the Senior Notes and Convertible Bonds

Equitization of the Senior Notes

•    The claims under the Senior Notes (principal plus accrued interest other than interest referred to below) would be equitized at their face value at a subscription price of €3.12 per new share (the “Creditors Shares 2”) (except for the amount potentially used to backstop the capital increase with preferential subscription right as described below);

•    Accrued and unpaid interests under the Senior Notes for an amount of $86 million would be paid in new high-yield second lien notes or would be paid in cash over a ten-year period subject to certain terms.

Equitization of the Convertible Bonds

•    The claims under the Convertible Bonds (principal plus accrued interest other than interest referred to below) would be equitized at their face value at a subscription price of €10.26 per new share (the “Creditors Shares 1”);

• Accrued and unpaid interests for an amount of approximately €4.46 million would be paid in cash.
• A new money injection up to approximately $500 million

The size of such new money injections was discussed and agreed between the parties on the basis of negative sensitivities vis-à-vis the outlook for 2018 and 2019, based in particular on a less favorable assumption regarding the price per oil barrel, i.e. a simple stability compared to the current level of USD 50-55 per barrel, and a lower increase of exploration expenses.

Share capital increase with preferential subscription right for approximately €112

•    A share capital increase with preferential subscription right would be implemented in an amount of up to approximately €112 million (the “Rights Issue with PSR”) by way of an issue of new shares with share warrants attached (the “Warrants #2” and “ABSA”), at a subscription price of €1.56 per ABSA; three Warrants#2 would give the right to subscribe to two new shares at a price of €4.02 per new share, for a 5-year exercise period. This capital increase would be backstopped by DNCA Invest and the entities managed by DNCA Finance (the “DNCA Entities”), up to an amount of €71.39 million (compensated by a fee equal to 10 % of the amount backstopped), then by the holders of Senior Notes for the remaining portion unsubscribed by the shareholders, by way of set-off.

Issuance of new high yield notes for an amount up to $375 million

•    An issuance of new high-yield second-lien notes would be implemented for an amount of $375 million, such issuance being subscribed in accordance with a private placement agreement dated June 26, 2017; the subscribers would benefit from an allocation of share warrants giving right to subscribe, with a six-month exercise period and for one euro cent (€0.01) per new share, to 16% of the capital on a partially diluted basis after the restructuring transactions (the “Warrants #3”). The new notes would be governed by New York state law, benefit from second-ranking security interests, and bear interest at a rate including a variable component indexed on the LIBOR for the tranche denominated in US dollars and EURIBOR for the tranche denominated in euros (with a floor at 1%) plus 400 bps per annum and PIK of 850 bps per annum (the “New Second Lien Notes)”; the subscribers would benefit from a backstop commitment fee equal to 7 % of the total amount subscribed;

•    This issuance of new notes would be backstopped by the members of the ad hoc committee of the holders of Senior Notes (or their transferees) who will receive in this respect a backstop commitment fee equal to 3 % of the total amount of the issuance, and share warrants giving the right to subscribe, with a six-month exercise period and for one euro cent (€0.01) per new share, to 1.5% of the capital on a partially diluted basis after the restructuring transactions (the “Backstop Warrants”);

•    The funds raised in cash from (i) the Rights Issue with PSR and (ii) the issue of the New Second Lien Notes and Warrants #3 (net of backstop and commitment fees and other costs, expenses or fees related to the Rights Issue with PSR and the issue of the New Second Lien Notes and Warrants #3) will be used as indicated in paragraph E.2a below.

•    The free allocation of share warrants to the shareholders enabling them to benefit from the sector recovery

•    Share warrants would be allocated for free for each existing share (the “Warrants #1”). Three of such warrants would give right to subscribe, with a four-year exercise period, for four new shares of the Company at a subscription price of €3.12 per new share.

•    The free allocation of share warrants to the members the ad hoc committee of the holders of Senior Notes

Share warrants would be allocated for free to the members of the ad hoc committee of the holders of Senior Notes (the “Coordination Warrants”). Such warrants would give the right to subscribe, with a six-month exercise period and for one euro cent (€0.01) per new share, to 1% of the capital on a partially diluted basis after the restructuring transactions.

•    The extension of the maturity of the Secured Loans

•    The Secured Loans would be subject, under certain conditions, partially repaid by anticipation up to $150 million (the “Initial Repayment”) by means of injection of new liquidity as described above.

•    The US RCF, the French RCF and the TLB 2019 would be “exchanged” for new high-yield first lien notes, with a five-year maturity (2023), except in the event of early total repayment of the Secured Loans.

•    Such new high-yield first lien notes would be governed by the New York State law and issued by CGG Holding (U.S.) Inc., and would bear interest at a rate with a floating LIBOR component (subject to a floor of 100 basis points) plus 650 basis point, in cash per year and, with respect to capitalized interest (payment-in-kind, or PIK), a component determined on the Restructuring Effective Date based on the amounts still outstanding on that date after taking into account the Initial Repayment, such bonds being issued (i) for the creditors of the US RCF and of the TLB 2019, and (ii) upon instruction from the Company, to the creditors under the French RCF as payment of part of the debt owed by CGG Holdings (U.S.) to the Company;

The issuances of Warrants #1, ABSA, Warrants #3, Coordination Warrants and Backstop Warrants are below referred to as the “Issuances Steps”.

The “Chapter 11” plan follows the characteristics of the draft safeguard plan described below for the creditors concerned, that is to say the creditors under the Secured Loans and the Senior Notes (the “Chapter 11” plan and the draft safeguard plan are together referred to as the “Financial Restructuring Plan”).

Financial debt and liquidity after completion of the transactions provided for in the Financial Restructuring Plan

Following the transactions provided for in the Financial Restructuring Plan, the Group would benefit from a balance sheet with a level of gross financial debt reduced from approximately $2.9 billion to approximately $1.2 billion. The maturities of the new notes would be as follows:

The net debt / EBITDA ratio (leverage ratio) would be, immediately after completion of the transactions contemplated in the draft safeguard plan, close to 2.1x, while it would have reached almost 8.5x in the absence of any financial restructuring.

The impacts of the Financial Restructuring Plan on the Group’s liquidity are as follows:

•    the implementation of the Financial Restructuring Plan is reflected, if cumulated, over the period of 2017-2019 by net savings of financial costs in cash (after interests payments, and principal repayments) of approximately $225 million, after considering the costs related to the restructuring (fees of attorneys, banks, advisers, experts..) and given the tax advantages related to the safeguard proceedings;

•    the Group would have an increase of its cash flows close to $300 million immediately after the implementation of the restructuring, corresponding to the residual products (i) of the Rights Issue with PSR and (ii) of the issuance of the New Second Lien Notes, after payment of the various compensations of placement and backstop and partial repayment of the Secured Loans;

•    the Group would have a capacity to raise new secured debt in the future, pari passu with the new first lien notes up to an amount of $200 million, the lenders having accepted to share their securities and guarantees up to a maximum amount of $900 million. After the restructuring, the amount of new first lien notes would reach $677 million.

Number of securities issued

The Company will notify the market of the precise date of the launch of the Rights Issue with PSR, for which a prospectus will be submitted to the AMF for its approval (visa), and of the date of settlement and delivery of the different issuances. The settlement and delivery of all the issuances of Warrants #1, Warrants #3, Creditor Shares 1, Creditor Shares 2, Coordination Warrants, and Backstop Warrants will occur concomitantly with the settlement and delivery of the issue, with shareholders’ preferential subscription rights, of new shares with warrants, subject to satisfaction of all the above-mentioned conditions precedent. The issuances provided for under the draft safeguard plan and the Chapter 11 plan shall be regarded as a whole; if one of them could not be implemented, none of them would be implemented.

The Company will notify the market of the final number of shares to be issued under issues reserved for creditors, after the centralization period of the Rights Issue with PSR.

Governance

Subject to the vote of the Company’s general meeting of shareholders, the structure and composition of the Company’s Board of Directors after the restructuring will be determined in consultation with DNCA and the members of the ad hoc committee of Senior Notes holders who will have become and remained shareholders of the Company.

The structure and composition of the board of directors will have to comply with the AFEP-MEDEF Code and will be put in place promptly and in any event no later than three months after the Restructuring Effective Date.

Challenge of the draft safeguard plan by certain Convertible Bonds holders

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed an appeal against the draft safeguard plan adopted by the committee of banks and assimilated creditors, and the sole general meeting of bondholders on July 28, 2017, which will be examined during the hearing on the draft safeguard plan, scheduled for November 6, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenge the treatment of their claims under the draft safeguard plan, arguing that the differences in treatment between the Convertible Bond holders and the Senior Notes holders is not justified by the differences in their situations and would be, in any event, disproportionate.

The Company considers that the holders of Convertible Bonds are not in the same situation as the Senior Notes holders, in particular regarding the guarantees given to the latter, so that the differentiated treatment provided for in the draft safeguard plan is compliant with legal provisions.

Should this claim be declared well founded by the Court, the Court may not adopt the draft safeguard plan in so far as it does not have the power to modify its terms.

If the action was declared groundless and the draft safeguard plan is sanctioned by the Court, the Convertible Bonds holders might appeal this judgment, which will, nevertheless, remain fully enforceable on a provisional basis (the implementation of the safeguard plan would not be suspended), except in the event of (i) an appeal from the public Prosecutor’s office (Parquet) or (ii) the suspension of the provisory enforcement pronounced by the first president of the Paris Court of Appeal, by a summary proceedings (en référé) at the request of the claimants, pursuant to article R. 661-1 of the French Commercial Code, and provided that the grounds relied on in support of the appeal appear serious.

If such a request were granted, the implementation of the Financial Restructuring Plan would be delayed or jeopardized. Although the Company believes that the occurrence of this risk of suspension of the provisional enforceability of the judgment sanctioning the plan prior to the implementation of the Financial Restructuring Plan is unlikely, it cannot be completely ruled out. Furthermore, following the implementation of the Financial Restructuring Plan, the draft safeguard plan could be canceled with retroactive effect if the Court of Appeal accepted the claimants’ requests. Such a cancellation could theoretically have the effect of invalidating the financial restructuring of the CGG group.

B.5	Group to which the issuer belongs	The Company is the parent entity of the Group, which included 79 consolidated subsidiaries (73 in foreign countries and 6 in France) as of September 30, 2017.

B.6	Issuer’s principal shareholders and control	As of September 30, 2017, based on the information available to the Company, its share capital and voting rights were divided as follows:

			Shares	% capital	Voting rights	% of voting rights
		Bpifrance Participations	2,069,686	9.35	2,458,954	10.90
		IFP Energies Nouvelles	107,833	0.49	107,833	0.48
		Concert IFP Energies Nouvelles – Bpifrance Participations(a)	2,177,519	9.84	2,566,787	11.38
		DNCA Finance(b)	1,756,314	7.94	1,756,314	7,78
		CGG Actionnariat	273	0.0012	546	0.0024
		Other shareholders	18,174,046	82.11	18,213,706	80.73
		Treasury shares	24,997	0.11	24,997	0.11
		Number of shares outstanding and voting rights	22,133,149	100	22,562,350	100

(a)    Calculated on the basis of the number of shares and voting rights held by Bpifrance Participations and IFP Energies Nouvelles as indicated in its declaration concerning the crossing of threshold addressed to the AMF on June 27, 2017 and on the basis of the total number of shares and voting rights of the Company as of September 30, 2017.

(b)    Calculated on the basis of the number of shares held by DNCA Finance as indicated in its declaration concerning the crossing of threshold addressed to the Company on February 21, 2017 and on the basis of the total number of shares and voting rights of the Company as of September 30, 2017.

The shareholders table above is not presented on the diluted basis after dilution resulting from the completion of the stock options, insofar as they are not in the money as of September 30, 2017.

Bpifrance Participations and IFP Energies Nouvelles entered into a shareholders agreement on March 8, 2012 pertaining to their equity interest in CGG, with the aim of implementing a common policy on certain issues concerning the Company.

Following several declarations of thresholds crossing between July 21, 2017 and August 31, 2017, AMS Energie declared holding less than 1% of the share capital and the voting rights of the Company and holding no more than 160,550 shares of the Company.

In the period from September 30, 2017 and the date of approval (visa) of the Prospectus, the Company was notified of the following changes in the ownership of its shares:

•    Decrease below the 2% threshold by Dimensional Fund Advisors LP.

At the AMF request, the Company, at its earliest convenience, will inform the market, by way of a press release, of statutory thresholds crossings that would have been notified to it from the visa date until the extraordinary general meeting of the shareholders of the Company, due to convene on October 31, 2017.

All shares fully paid up and held in registered form by the same shareholder for at least two years are entitled to double voting rights compared to other shares, based on the portion of the share capital they represent (article L. 225-123 of the French Commercial Code and article 14.6 of the Company’s articles of association).

B.7	Selected key historical financial information

Half-year data

The selected financial information below relates to the half-year periods ended June 30, 2017, June 30, 2016 and June 30, 2015. The information for June 30, 2017, June 30, 2016 and June 30, 2015 is derived from the half-year consolidated financial statements for the period ended June 30, 2017 and June 30, 2016.

Consolidated income statement:
(In US$ millions)	First half of 2015	First half of 2016	First half of 2017
Operating Revenue	1,042.1	603.2	599.2
Gross margin	(28.9)	(110.9)	(195.1)
Net income	(115.4)	(208.9)	(314.8)
Minority interests’ net income	1.6	(2.0)	(1.5)
Shareholders’ net income	(117.0)	(206.9)	(313.3)
Earnings per share (base)[1]	(19.25)	(10.64)	(14.15)

Other alternative performance indicators (NRC: non-recurring charges)

	First half of	First half of	First half of
(In US$ millions)	2015	2016	2017
EBITDAS[1] before NRC	257.0	130.9	148.7
EBITDAS after NRC	234.4	123.7	24.3
Operating income before NRC	(6.0)	(104.0)	(71.0)

(1)    EBITDAS is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and allocation of free shares issued under performance conditions. EBITDAS is presented as additional information because it is one measure used by certain investors to determine operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS differently. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of the Group’s operating performance or any other measures of performance derived in accordance with IFRS.

Furthermore, on the first half of 2017, the Cash Flow from operations was $87 million before NRC, compared to $372 million for the first half of 2016. The Cash Flow from operations was $(13) million after cash NRC.

On the first half of 2017, the Global Capex was $146 million, down 28% year-on-year:

•    Industrial capex was $23 million, up 3% year-on-year;

•    Research & development capex was $15 million, down 19% year-on-year;

•    Multi-client cash capex was $108 million, down 33% year-on-year;

Eventually, on the first half of 2017, after the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(98) million compared to $97 million for the first half of 2016. After cash NRC, Free Cash Flow was $(198) million.;

Consolidated balance sheet:

	First half of	First half of	First half of
(In US$ millions)	2015	2016	2017
Cash and short-term investment securities	223.6	451.2	314.8
Working capital needs[1]	565.9	280.9	433.2
Net property, plant and equipment	1,112.3	768.4	350.1
Multi-client studies	1,013.9	990.1	832.9
Goodwill	2,037.8	1,228.9	1,229.6
Total assets	6,616.8	5,080.3	4,339.4
Debt[2]	2,720.8	2,601.6	2,811.8
Shareholders’ equity – attributable to the parent company shareholders	2,641.0	1,468.8	741.2

(1)    Takes into account the receivables accounts and related accounts, stocks and work in progress, tax assets, other current assets and assets held-for-sale, minus payable accounts and related accounts, staff cost liabilities, corporate income taxes to be paid, customer deposits, deferred income, current portion of provisions and other current liabilities.

(2)    Takes into account long term financial debt (including finance leases), short-term financial debt (including short-term portion of the finance leases), short-term bank borrowings and accrued interest.

Annual data

The selected financial information below relates to the financial years ended December 31, 2016, 2015 and 2014, and is derived from the consolidated financial statements for financial year ended December 31, 2016.

		Consolidated income statement:
			Financial year closed on December 31
		(In US$ millions)	2014	2015	2016
		Operating Revenue	3,095.4	2,100.9	1,195.5
		Gross margin	(697.5)	(1,157.6)	(396.5)
		Net income	(1,149.6)	(1,446.2)	(576.6)
		Minority interests’ net income	7.8	4.0	(3.2)
		Shareholders’ net income	(1,154.4)	(1,450.2)	(573.4)
		Earnings per share (base)[1]	(189.95)	(238.50)	(27.57)
		Other alternative performance indicators (NRC: non-recurring charges)
			Financial year closed on December 31
		(In US$ millions)	2014	2015	2016
		EBITDAS[1] before NRC	993.7	660.6	327.9
		EBITDAS after NRC	775.7	452.8	273.6
		Operating income before NRC	241.9	60.9	(213.0)
		Consolidated balance sheet:
			Financial year closed on December 31
		(In US$ millions)	2014	2015	2016
		Cash and short-term investment securities	359.1	385.3	538.8
		Working capital needs[1]	539.4	428.5	334.6
		Net property, plant and equipment	1,238.2	885.2	708.6
		Multi-client studies	947.4	927.1	847.9
		Goodwill	2,041.7	1,228.7	1,223.3
		Total assets	7,061.0	5,513.0	4,861.5
		Debt[2]	2,778.9	2,884.8	2,850.4
		Shareholders’ equity – attributable to the parent company shareholders	2,693.0	1,312.2	1,120.7

(1)    Takes into account the receivables accounts and related accounts, stocks and work in progress, tax assets, other current assets and assets held-for-sale, minus payable accounts and related accounts, staff cost liabilities, corporate income taxes to be paid, customer deposits, deferred income, current portion of provisions and other current liabilities.

(2)    Takes into account long term financial debt (including finance leases), short-term financial debt (including short-term portion of the finance leases), short-term bank borrowings and accrued interest.

B.8	Pro forma financial information	Not applicable.
B.9	Projected or estimated income

These forward-looking statements are given for the year 2017.

They are based on the consolidated financial statements for the fiscal year ended December 31, 2016 and on the consolidated financial statements as of June 30, 2017 and are established in accordance with IFRS and accounting methods applied by the Group.

They are part of a context in which (i) the Group’s management remains heavily dependent on the evolution in the oil and oil-related market, which is particularly difficult to anticipate, and (ii) the Group has set up a draft safeguard plan for CGG and a “Chapter 11” plan for 14 of the Group’s foreign subsidiaries, in order to restructure its financial debt. Subject to the required approvals from the shareholders, the Commercial Court of Paris and the US Courts, the financial restructuring should be effective early 2018.

CGG disclosed its outlook for the fiscal year 2017 on March 3, 2017 and confirmed them when it published its results for the first quarter on May 12, 2017 and its results for the second quarter on July 28, 2017. This outlook consists of a view of its EBITDAS excluding restructuring costs related to the Transformation Plan similar to that of 2016 for a less favorable cash generation.

B.10	Concerns and observtions on the historical financial information	Concerning the first half of 2017 The statutory auditors’ report on the first-half of 2017 consolidated financial statements contains the following observations:
“Without calling into question the opinion expressed above, we draw your attention to the following:

•    Note 1.3 “Continuity of operations” in the appendix to the condensed half-year consolidated financial statements, which states that on June 14, 2017, a safeguard procedure was initiated for CGG SA, the parent company of the CGG Group, and a Chapter 11 procedure was initiated in the United States with respect to 14 of its subsidiaries guaranteeing the secured debt and / or high yield bonds; that the Group liquidity as of June 30, 2017 does not allow to fully fund all the current operations until at least June 30, 2018; and that the Group’s ability to ensure its continuity of operations depends essentially on the effective and timely implementation of the financial restructuring plan. These factors indicate the existence of significant uncertainties that could call into question the continuity of operations.

•    Note 1 “Accounting Principles” in the appendix to the condensed half-year consolidated financial statements, which states that the consolidated financial statements for the year 2016 are still not approved by the shareholders’ meeting which will be held later in the year.”

Concerning the fiscal year ended December 31, 2016

The statutory auditors’ report on the 2016 consolidated financial statements contains the following observations:

“Without disputing the opinion expressed above, we would like to draw your attention on the following:

•    note 1.3 “Continuity of operations” to the consolidated financial statements, which states that the Group is confronted in its business with material uncertainties which may raise questions as to its ability to maintain the continuity of operations;

After analysis of the situation and of the operation and cash flow forecasts for the year 2017, the 2016 financial statements have been adopted by the board of directors on a going concern basis.

•    notes 1.3 “Continuity of operations” and 13 “Indebtedness” to the consolidated financial statements, which states that in the event of the Group’s failure to comply in the future with certain financial covenants ratios and with the corresponding restrictions affecting the funds available under the revolving credit facilities, the term loan B and the Nordic Loan, the acceleration of almost all of the debts should be anticipated, and CGG SA would then be unable to meet its accelerated repayment obligations with its available cash, or to rapidly raise the required additional funds;

As regards this situation, CGG SA requested and obtained the disapplication of the financial covenants before the quarterly terms of December 31, 2016 and March 31, 2017. To this end, the secured lenders of CGG Group unconditionally and irrevocably accepted not to test the financial leverage ratio and the interest coverage ratio at both these dates.

Note 13 indicates that such agreements with the lenders are permanent amendments of the loan agreements and are neither temporary or conditional waivers to test the ratios, nor a grace period. Considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the financial statements authorized for issue by the Board of Directors of April 27, 2017. This pure accounting reclassification does not question the going concern assumption, comforted by the main actions plans successfully implemented as of April 27, 2017 and does not make immediately payable (CGG never breached its financial covenants) the US$2,682.0 million of finance debt classified as current liability nor does it reduce their maturity below 12 months.

•    note 1.1 “Critical accounting policies” to the consolidated financial statements, which describes how depreciation and amortization rules were adapted subsequent to the amendment of IAS 16 and IAS 38 “Clarification of acceptable methods of depreciation and amortization” and the impact in the consolidated financial statements for the fiscal year.”

B.11	Net working capital

As of the date of this Prospectus, the Group does not have sufficient consolidated net working capital to meet its needs to comply with its obligations over the next twelve months.

As of September 30, 2017, the Group has liquidity of $334 million. According to the forecasted cash flows of the Group, in the event that :

(i) the Company would remain under the safeguard proceedings in France and its 14 subsidiaries under “Chapter 11” in the United States,

(ii) such situation would not have commercial consequences,

(iii) no liquidity injection would be completed,

and given, notably, operational and financial costs of restructuring close to $90 million, the amount of the deficiency of the working capital for the next 12 months, compared to the level required to enable the good implementation of the operations, would be between $25 and $50 million. Furthermore, the Group considers that if the Financial Restructuring Plan were not implemented as described in paragraph B.4a, it would be exposed to adverse commercial consequences, with clients demonstrating their strong reluctance to commit (on projects of pre-financing of multi-clients projects for example), consequences that could lead to increase the deficiency of the working capital within 12 months by an amount in the range of $100-150 million.

However, if the various financial restructuring transactions described in this summary are completed (including the Rights Issue with PSR with respect to which a prospectus will be submitted to the AMF for approval (visa)), the Company certifies that, from its point of view, its net working capital would be sufficient to meet its obligations for the twelve months following the date of the Prospectus.

Section C – Securities
C.1	Nature, class and ID number

The Prospectus covers:

•    the issuance and admission to trading on Euronext Paris of up to 24,375,000 Warrants #1 granted for free by the Company to all shareholders, on the basis of one (1) Warrant #1 for one (1) existing share, which may result in the issuance of up to 32,500,000 new shares for a subscription price of three euros and twelve cents (€3.12) per new share;

•    the issuance and admission to trading on Euronext Paris of up to 37,524,400 Creditor Shares 1 issued as part of an increase in share capital with removal of the shareholders’ preferential subscription rights, in favor of the holders of Convertible Bonds, that will be subscribed by way of set-off at their face value, at the subscription price of ten euros and twenty six cents (€10.26) per new share;

•    the issuance and admission to trading on Euronext Paris of up to 496,794,900 Creditor Shares 2 issued as part of an increase in share capital with removal of the shareholders’ preferential subscription rights, in favor of the holders of Senior Notes, that will be subscribed by way of set-off at their face value, at the subscription price of three euros and twelve cents (€3.12) per new share;

the admission to trading on Euronext Paris of up to 123,817,300 new shares with a subscription price of one euro cent (€0.01) per new share resulting from the exercise of 123,817,300 Warrants #3 granted for free by the Company to the subscribers of New Second Lien Notes;

•    the admission to trading on Euronext Paris of up to 7,738,600 new shares resulting from the exercise of up to 7,738,600 Coordination Warrants, with a subscription price of one euro cent (€0.01) per new share, granted for free by the Company to the members of the ad hoc committee of Senior Notes holders;

•    the admission to trading on Euronext Paris of up to 11,607,900 new shares resulting from the exercise of up to 11,607,900 Backstop Warrants, with a subscription price of one euro cent (€0.01) per new share, granted for free by the Company to persons committed to backstop the subscription of the New Second Lien Notes and the Warrants #3, in accordance with the provisions of the Private Placement Agreement dated June 26, 2017;

•    the admission to trading on Euronext Paris of the new shares to be issued upon exercise of the Warrants #1.

All the foregoing nominal values and amounts have been calculated under the assumption of the completion of the share capital reduction by means of the diminution of the par value of the Company’s shares to one euro cent (€0.01) submitted for approval to the Company’s general meeting of shareholders scheduled to convene on October 31, 2017, and subject to the adjustments applicable to the warrants in the event of operations on capital.

The implementation of the Issuances Steps is subject to the following conditions:

•    the approval by the Company’s extraordinary general meeting of shareholders which is scheduled to convene on October 31, 2017 of the resolutions required to implement the draft safeguard plan, in particular those relating to the share capital reduction by reducing the unit par value of the Company’s shares to one euro cent (€0.01);

•    the abovementioned share capital reduction being effectively carried out;

•    the sanctioning of the draft safeguard plan approved by both the committee of banks and assimilated creditors, and the sole general meeting of bondholders on July 28, 2017, by the Commercial Court of Paris; according to the current contemplated provisional timetable, the court should examine the request for the sanctioning of the draft safeguard plan on November 6, 2017;

•    confirmation by the relevant US Court of the “Chapter 11” plan and the recognition of the ruling sanctioning the draft safeguard plan within the framework of the “Chapter 15” proceedings the enforcement of which is not stayed;

•    the obtaining of the AMF visa on the prospectus relating to the Rights Issue with PSR, which share capital increase is tentatively scheduled to take place in December 2017, with settlement and delivery scheduled for January 2018;

•    the satisfaction of all conditions precedent provided for in the implementation documents of the restructuring, which includes notably the indenture of the new first lien notes, the indenture of the New Second Lien Notes and the new interest second lien notes, or the terms and conditions of the various warrants.

it being specified that the Restructuring Effective Date shall occur at the latest on February 28, 2017.

ISIN Code of the Creditor Shares 1 and Creditor Shares 2: FR0013181864

C.2	Currency of the issue	Euro.

C.3	Number and nominal value of the securities issued	On the date of the Prospectus’ visa, the Company’s share capital amounted to €17,706,519, fully paid up, divided into 22,133,149 ordinary shares with a nominal value of €0.80 each. The share capital reduction through diminution of share par value to one euro cent (€0.01) will be submitted for approval to the Company’s general meeting of shareholders scheduled to convene on October 31 2017.

It should be noted that:

(i)     the nominal value of the issue of Creditor Shares 2 and the number of Creditor Shares 2 to be issued, will be determined on the basis of (a) the total aggregate amount of principal and accrued unpaid interest outstanding on the Senior Notes as of the Reference Date, and (b) the portion of the Rights Issue with PSR which the holders of Senior Notes actually subscribe for by way of set-off against their claim under the Senior Notes, as part of their backstop commitment;

(ii)    the nominal value of the issue of Creditor Shares 1 and the number of Creditor Shares 1 to be issued will be determined based on the aggregate of principal and accrued unpaid interest on the Convertible Bonds as of the Reference Date;

(iii)  the number of Warrants #3 to be issued and the number of new shares for which they may be exercised, the number of Coordination Warrants to be issued and the number of new shares for which they may be exercised and the number of Backstop Warrants to be issued and the number of new shares for which they may be exercised, will be determined based on the number of Creditor Shares 1 and Creditor Shares 2 issued, and of the Rights Issue with PSR.

A press release will be issued by the Company as soon as possible after the centralization period of the Rights Issue with PSR, with the detailed final information on the number of securities issued.

The total number of Creditor Shares 1 allocated to each holder of Convertible Bonds shall be determined on the basis of their total claims against the Company relating to the Convertible Bonds on the Reference Date, compared to the total aggregate amount (principal and accrued and unpaid interests) outstanding on the Convertible Bonds as of the same date (after taking into account in the calculation the cash payment for €4.46 million, as described in paragraph B.4a of the summary), rounded down to the nearest whole number of Creditor Shares 1. Only whole numbers of Creditor Shares 1 will be delivered to the holders of Convertible Bonds.

The total number of Creditor Shares 2 allocated to each holder of Senior Notes shall be determined on the basis of their total claims against the Company relating to the Senior Notes on the Reference Date, compared to the total aggregate amount (principal and accrued and unpaid interests) outstanding on the Senior Notes as of the same date (after taking into account in the calculation the payment of $86 million, as described in paragraph B.4a of the summary, and as the case may be, any amount used by the holders of Senior Notes to backstop the Rights Issue with PSR), rounded down to the nearest whole number of Creditor Shares 2. Only whole numbers of Creditor Shares 2 will be delivered to the holders of Senior Notes.

The total number of Warrants #3 to be granted to subscribers of New Second Lien Notes will be determined in such a manner as to entitle them to subscribe for an aggregate number of new shares not in excess of 16% of share capital after the issue of Creditor Shares 1 and Creditor Shares 2, the Rights Issue with PSR, the exercise of the Coordination Warrants, the Backstop Warrants, and the Warrants #3, but before the exercise of the Warrants #1 and the Warrants #2 (the “Diluted Number of Shares”), for a subscription price of 0.01 euro.

The total number of Coordination Warrants to be granted to the members of the ad hoc committee of Senior Notes holders will be determined in such a manner as to entitle them to subscribe for an aggregate number of new shares not in excess of 1% of the Diluted Number of Shares, for a subscription price of 0.01 euro.

The total number of Backstop Warrants to be granted to the persons committed to backstop the subscriptions of the New Second Lien Notes and Warrants #3, in accordance with the private placement agreement dated June 26, 2017, will be determined in such a manner as to entitle them to subscribe for an aggregate number of new shares not in excess of 1.5% of the Diluted Number of Shares, for a subscription price of 0.01 euro.

In any event, the Issuance Steps may not lead to issuance of securities the number, or the number of new shares they entitle to, of which would be higher than those set out in paragraph C.1.

The table below shows the number of Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants to be issued under the Financial Restructuring Plan, depending on the portion of the Rights Issue with PSR subscribed by the existing shareholders, with the following assumptions:

• the Reference Date is December 20, 2017;
• the total aggregate amount of principal and accrued unpaid interest outstanding on the Reference Date is €1,467,924,425 under the Senior Notes and €366,024,528 under the Convertible Bonds;
• a Rights Issue with PSR (including premium) for an amount of 112.2 million euros.

Portion of the Rights Issue with PSR subscribed by the existing shareholders (in %)	Number of Creditor Shares 1	Number of Creditor Shares 2	Number of Warrants #3	Number of Coordination Warrants	Number of Backstop Warrants
100%	35,240,022	445,890,969	112,922,085	7,057,630	10,586,445
50%	35,240,022	445,890,969	112,992,085	7,057,630	10,586,445
0%	35,240,022	432,806,118	110,353,281	6,897,080	10,345,620

The maximum number of new shares that would be issued upon the exercise of Warrants #3, Coordination Warrant and Backstop Warrant, is equal to the number of Warrants #3, Coordination Warrant and Backstop Warrant insofar as those warrants give rights to subscribe to one (1) new share of the Company (and subject to the adjustments applicable to the warrants in the event of transactions on the share capital).

C.4	Rights attached to	a) Rights attached to the Creditor Shares 1 and Creditor Shares 2
	the issued securities and shares	Under current French law and the Company’s articles of association, the principal rights attached to the Creditor Shares 1 and Creditor Shares 2 are as follows:
• right to dividends;

• voting right;

• preferential subscription right to subscribe for securities of the same class;

• right to liquidation dividends in the event of the Company’s windup.

All shares fully paid up and held in registered form by the same shareholder for at least two years are entitled to double voting rights in relation to other shares, based on the portion of the share capital they represent (article L. 225-123 of the French Commercial Code and article 14.6 of the Company’s articles of association).

Form: the Creditor Shares 1 and Creditor Shares 2 may be held in either registered or bearer form, at the subscribers’ option.

Eligibility (jouissance) and listing of the Creditor Shares 1 and Creditor Shares 2: the Creditor Shares 1 and Creditor Shares 2 will entitle their holders to all rights attached to them from their date of issue and to all distributions decided by the Company after that date.

According to the tentative schedule, the Creditor Shares 1 and Creditor Shares 2 will be admitted for trading on Euronext Paris from their issue date, i.e. on January 17, 2018.

b) Rights attached to the Warrants #1
Subject to the right of the Company’s Board of Directors to suspend the exercise of the Warrants #1 in the event of an increase in share capital, merger (absorption or fusion), spin-off (scission) or issuance of new shares or securities conferring rights to receive shares, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company, the holders of Warrants #1 will be entitled to acquire new Company shares by exercising their Warrants #1 at any time during a period of four (4) years from the Restructuring Effective Date.

Three (3) Warrants #1 will entitle their holder to subscribe for four (4) new shares (the “Warrants #1 Exercise Ratio”), for a subscription price of €3.12 per new share (the holders having to exercise their Warrants #1 by multiples of three)

The Warrants #1 Exercise Ratio may be adjusted following transactions implemented by the Company after the issue date of the Warrants #1, in accordance with applicable French laws and regulations and in compliance with contractual provisions, to protect the rights of holders of Warrants #1.

The Warrants #1 Exercise Ratio will not be adjusted because of the Rights Issue with PSR and the issuance of the securities referred to in this Securities Note, as these various issues are already factored into the Warrants #1 Exercise Ratio.

In accordance with article L. 228-103 of the French Commercial Code, the holders of Warrants #1 shall be grouped into a body (masse), which shall benefit from legal personality and which shall be subject to the same provisions as those provided for in articles L. 228-47 to L. 228-64, L. 228-66 and L. 228-90 of the French Commercial Code.

The meeting of the holders of Warrants #1 is competent to authorize any amendment of the terms and conditions of the Warrants #1 and to make any decision relating to the subscription or allocation of the Warrants #1.

The representative of the masse of holders of Warrants #1 will be:

Aether Financial Services
36 rue de Monceau 75008 Paris

Pursuant to applicable French law at the date hereof, the meeting of the Holders of Warrants #1 can validly deliberate if the Holders of Warrants #1, present or represented, hold at least 25% of the voting rights of the Warrants #1 on first convening and 20% of the voting rights of the Warrants #1 on second convening. Decisions of the holders are made with a two-third majority of the votes of the Holders of Warrants #1 present or represented during the meeting (articles L. 225-96 and L. 228-103 of the French Commercial Code). One Warrant #1 gives right to one vote at the general meetings of holders of Warrants #1.

Application will be submitted for the Warrants #1 to be admitted to trading on the Euronext Paris market.

The new shares issued upon exercise of Warrants #1 will be ordinary shares of the Company of the same class as the Company’s existing shares. They will entitle their holders to all rights attached to them from their date of issue and to all distributions decided by the Company after that date, and applications will be submitted periodically to have them admitted to trading on Euronext Paris under the same quotation line as existing shares (ISIN code: FR0013181864), as well as on the New York Stock Exchange (in the form of American Depositary Shares; NYSE: CGG).

c) Rights attached to the Warrants #3, Coordination Warrants and Backstop Warrants

Subject to the right of the Company’s Board of Directors to suspend the exercise of the Warrants #3, Coordination Warrants and Backstop Warrants in the event of an increase in share capital, merger
(absorption or fusion), spin-off (scission) or issuance of new shares or securities conferring rights to receive shares, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company (in which case the respective exercise period of the Warrants #3, Coordination Warrants and Backstop Warrants will be extended accordingly), the holders of Warrants #3, Coordination Warrants and Backstop Warrants will be entitled to acquire new Company shares by exercising their warrants at any time during a period of six (6) months from the Restructuring Effective Date.

One (1) Warrant #3, one (1) Coordination Warrant or one (1) Backstop Warrant will respectively entitle their holder to subscribe for one (1) new share (the “Creditor Warrants Exercise Ratio”) for a subscription price of 0.01 euro per new share.

The Creditor Warrants Exercise Ratio may be adjusted following transactions implemented by the Company after the issue date of the Warrants #3, Coordination Warrants and Backstop Warrants, in accordance with applicable French laws and regulations, and in compliance with contractual provisions, for the purpose of protecting the rights of holders of Warrants #3, Coordination Warrants and Backstop Warrants.

The Creditor Warrants Exercise Ratio will not be adjusted because of the Rights Issue with PSR and the issuance of the securities referred to in this Securities Note, as these various issues are already factored into the Creditor Warrants Exercise Ratio.

In accordance with article L. 228-103 of the French Commercial Code, the holders of Warrants #3, Coordination Warrants and Backstop Warrants shall be grouped into a body (masse), which shall benefit from legal personality and which shall be subject to the same provisions as those of articles L. 228-47 to L. 228-64, L. 228-66 and L. 228-90 of the French Commercial Code.

The general meetings of holders of each class of warrants are competent to authorize any amendment of the terms and conditions of the warrant class concerned, and to make any decision relating to the subscription or allocation of the warrant class concerned.

The representative of the masse of holders of Warrants #3 will be:

Aether Financial Services
36 rue de Monceau 75008 Paris

The representative of the masse of holders of Coordination Warrants will be:

Aether Financial Services
36 rue de Monceau 75008 Paris

The representative of the masse of holders of Backstop Warrants will be:

Aether Financial Services
36 rue de Monceau 75008 Paris

Pursuant to applicable French law at the date hereof, the meeting of holders of a given class of warrants can validly deliberate if the of holders of such given class of warrants, present or represented, hold at least 25% of the voting rights of the given class of warrants on first convening and 20% of the voting rights of the given class of warrants on second convening. Decisions of the masse are made with a two-third majority of the votes of the holders of a given class of warrants, present or represented, during the masse meeting (articles L. 225-96 and L. 228-103 of the French Commercial Code). One warrant of a given class gives right to one vote at the the meeting of holders of that class.

The new shares issued upon exercise of Warrants #3, Coordination Warrants and Backstop Warrants will be ordinary shares of the Company, of the same class as the Company’s existing shares. They will entitle their holders to all rights attached to them from their date of issue and to all distributions decided by the Company after that date, and applications will be submitted periodically to have them admitted to trading on Euronext Paris under the same quotation line as existing shares (ISIN code: FR0013181864), as well as on the New York Stock Exchange (in the form of American Depositary Shares; NYSE: CGG).

C.5	Restrictions on	Not applicable.
free trading

C.6	Applications for admission to trading of the Creditor Shares 1 and Creditor Shares 2

Applications will be made for the Creditor Shares 1, Creditor Shares 2 and the Warrants #1 to be admitted to trading on Euronext Paris, as soon as they are issued, on the same quotation line as the Company’s existing shares (ISIN code FR0013181864), and on the New York Stock Exchange (in the form of American Depositary Shares; NYSE: CGG).

No application will be made for the Warrants #3, Coordination Warrants and Backstop Warrants to be admitted to trading on the regulated Euronext Paris market. However, application will be made for them to be accepted for clearance through Euroclear France, which will clear the trades of Warrants #3, Coordination Warrants and Backstop Warrants among custodians. Application will also be made for the warrants to be accepted for clearance through Euroclear Bank S.A./N.V., and Clearstream Banking SA (Luxembourg).

The ISIN code of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants will be communicated at a later stage.

C.7	Dividend policy

The Company has not paid out any dividends for the past six years.

As the Group prioritizes the reduction of its debt and the growth of the Group, the Company does not consider proposing a dividend distribution at the next general meeting of shareholders.

C.8	Restrictions on the exercise of the Warrants

The Company’s Board of Directors may suspend the exercise of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants in the event of an increase in share capital, merger (absorption or fusion), spin-off (scission) or issuance of new shares or securities conferring rights to receive shares, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company.

If the right to exercise the Warrants #3, Coordination Warrants and Backstop Warrants is suspended, the respective exercise period of those warrants will be extended accordingly.

C.11	Applications for admission to trading of the Warrants #1	According to the indicative timetable, application will be made for the Warrants #1 to be admitted to trading on the regulated Euronext Paris market from the date of their issuance (i.e., according to the indicative timetable, January 17, 2018), under an ISIN code which will be communicated at a later stage.

C.15	Influence of the underlying instrument on the value of the investment	The respective value of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants depends primarily on: (i) the specific characteristics of these classes of warrants, i.e. their exercise price, exercise ratio and exercise period, and (ii) the nature of the underlying instrument and market conditions, such as the quoted price of underlying shares and their volatility.

C.16	Expiration date of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants

a) Warrants #1

The Warrants #1 will expire on the last day of the fourth year following the Restructuring Effective Date.

The Warrants #1 will lapse and accordingly lose all value at the close of trading on Euronext Paris (5.30 p.m. Paris time) on the date corresponding to the fourth anniversary of the Restructuring Effective Date (or on the next Business Day if that day is not a Business Day) or earlier in the event of (i) the Company’s liquidation or (ii) the redemption of all Warrants #1, as set forth in section 4.2.13 of this Securities Note.

b) Warrants #3, Coordination Warrants and Backstop Warrants

The Warrants #3, Coordination Warrants et Backstop Warrants will expire on the last day of the sixth month following the Restructuring Effective Date, subject to the cases of extension of the exercise period referred to in paragraph C.8.

The Warrants #3, Coordination Warrants and Backstop Warrants will lapse and accordingly lose all value at the close of trading on Euronext Paris (5.30 p.m. Paris time) on the last day of the sixth month following the Restructuring Effective Date (or on the next Business Day if that day is not a business day) or earlier in the event of (i) the Company’s liquidation or (ii) the redemption of all Warrants #3 or Coordination Warrants or Backstop Warrants, subject to the cases of extension of the exercise period referred to in paragraph C.8.

C.17	Settlement procedure for the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants

The settlement and delivery of the Warrants #1 will be managed by BNP Paribas Securities Services.

The settlement and delivery of the Warrants #3, Coordination Warrants and Backstop Warrants will be managed by Lucid Issuer Services Limited.

C.18	Terms and conditions relating to the proceeds from Warrants #1, Creditor Shares 1, Creditor Shares 2,

The subscriptions of Creditor Shares 1 and Creditor Shares 2 will be by way of set-off against due and payable claims relating to the Convertible Bonds and Senior Notes, respectively, so that their issuance will not generate any proceeds for the Company.

The Warrants #1, Coordination Warrants and Backstop Warrants will be granted for free, so that their issuance will not generate any proceeds for the Company.

Warrants #3, Coordination Warrants and Backstop Warrants

The Warrants #3 issued for free concomitantly with the New Second Lien Notes and in favor of the subscribers of the New Second Lien Notes will generate, together with the New Second Lien Notes, (but without taking into account the proceeds resulting from the exercise of this Warrants #3), proceeds of $375,000,000 (including a tranche in euros not in excess of the euro-equivalent of $100,000,000).

The cost of (i) the issuance of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants and (ii) the completion of the Rights Issue with PSR (financial intermediaries’ fees and legal and administrative expenses) is estimated at approximately €20 million.

C.19	Issue price of the Creditor Shares 1 and Creditor Shares 2 / exercise price of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants

Issue price of the Creditor Shares 1

Ten euros and twenty-six cents (€10.26) per new share.

Issue price of the Creditor Shares 2

Three euros and twelve cents (€3.12) per new share.

Exercise price of the Warrants #1

Three Warrants #1 will give right to subscribe to four new shares, at a subscription price of three euros and twelve cents (€3.12) per new share.

Exercise price of the Warrants #3

One Warrant #3 will give right to subscribe to one new share, at a subscription price of one euro cent (€0.01) per new share.

Exercise price of the Coordination Warrants

One Coordination Warrant will give right to subscribe to one new share, at a subscription price of one euro cent (€0.01) per new share.

Exercise price of the Backstop Warrants

One Backstop Warrant will give right to subscribe to one new share, at a subscription price of one euro cent (€0.01) per new share.

C.20	Information on the underlying instruments	See C.22 below.

C.22	Information concerning the underlying shares

The exercise of all Warrants #1 is expected to result in the creation of a maximum number of 32,500,000 new Company shares.

The exercise of all Warrants #3 is expected to result in the creation of a maximum number of 123,817,000 new Company shares.

The exercise of all Coordination Warrants is expected to result in the creation of a maximum number of 7,738,600 new Company shares.

The exercise of all Backstop Warrants is expected to result in the creation of a maximum number of 11,607,900 new Company shares.

Nature, class and code number of the new Company shares to be created upon exercise of the Warrants.

The new Company shares to be created upon exercise of the Warrants will be ordinary shares of the same class as the existing Company shares. They will entitle their holders to all rights attached to them from their date of issue and to all distributions decided by the Company after that date.

Applications will periodically be made for the new Company shares resulting from the exercise of the Warrants to be admitted to trading on Euronext Paris, on the same quotation line as exiting Company shares and under the same ISIN code FR0013181864, as well as on the New York Stock Exchange (in the form of American Depositary Shares; NYSE: CGG).

Currency in which the new Company shares resulting from the exercise of Warrants will be issued

The new Company shares resulting from the exercise of the Warrants will be issued in euros.

Right attached to the new Company shares resulting from the exercise of the Warrants

Under current French law and in accordance with the Company’s articles of association, the principal rights attached to the new Company shares resulting from the exercise of the Warrants are as follows:

• right to dividends – right to a share of the issuer’s profit;

• voting right;

• preferential subscription right to subscribe for securities of the same class;

• right to liquidation dividends in the event of the Company’s windup.

Restriction on the free trading of new Company shares resulting from the exercise of the Warrants

No clause in the articles of association places restrictions on the trading of new Company shares resulting from the exercise of the Warrants.

Section D – Risks

D.1	Principal risks specific to the Company or its business

Investors are invited to consider the risk factors which are specific to the Group and its business, and which include the following principal risks:

Risks associated with the Company’s financial restructuring

The principal risks associated with the Group’s financial restructuring are set out below:

•       in the absence of implementation of the restructuring operations, the cash level of the Group would be insufficient as early as the first quarter of 2018, which could compromise its ability to operate as a going concern, and the Group may be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and wound up in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions;

•       risk stemming from the absence of implementation of the share capital reduction submitted to the Company’s general meeting of shareholders scheduled to convene on October 31, 2017;

•       should the Company’s general meeting of shareholders not approve the resolutions required to implement the draft safeguard plan on October 31, 2017, the signatories of the lock-up and restructuring support agreements could be released from their commitments;

•       risks stemming from the dilutive impact of the Company’s financial restructuring measures on the equity interests of the current shareholders and holders of American Depositary Shares;

•       risks related to the potential rejection by the competent court in the US of the Chapter 11 plan and the request for recognition of the judgment sanctioning the safeguard plan under the Chapter 11 proceeding, as well as rejection by the Paris Commercial Court of the draft safeguard plan;

•       risks stemming from a potential appeal against the judgment sanctioning the Company’s safeguard plan;

•       risks stemming from a potential appeal suspending the confirmation by the competent court in the US of the Chapter 11 plan or the recognition by the competent court in the US of the judgment sanctioning the safeguard plan, under the Chapter 15 proceeding;

•       risk related to the effect of insolvency procedures;

•       risk stemming from the fact that the Group’s revenues and the liquidity available until the Restructuring Effective Date may be insufficient to fund the operational needs of the Group.

•       risks associated with the business of the Company and its subsidiaries, including risks:

•       stemming from current economic uncertainty and the volatility of oil and natural gas prices which could have a significant adverse effect on the Group;

•       inherent to international operations;

•       relating to acquisitions;

•       stemming from the transfer to a third-party of the Group’s shallow water activities and seabed seismic acquisition activities using ocean bottom nodes (OBN) and cables;

•       stemming from the potentially accelerated impairment of goodwill;

•       stemming from the Group’s large investment in the acquisition and processing of seismic data for multi-client studies, without knowing for certain whether it will be able to sell this data, when and at what price;

•       stemming from currency fluctuations that can materially affect the Group’s results of operations;

•       stemming from the fact that the Group’s working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that the Group may not be able to meet on satisfactory terms, or at all;

•       stemming from the potential impact of fluctuations in the fuel costs on the Group’s results of operations;

•       stemming from the fact that the Group’s results of operations may be affected by the weight of intra-group production;

•       stemming from the fact that technological changes and new products and services are frequently introduced in the market, and the Group’s technology could be rendered obsolete by these introductions, or the Group may not be able to develop and produce new and enhanced products on a cost-effective and timely basis;

•       stemming from the fact that the Group depends on proprietary technology and is exposed to risks associated with the misappropriation or infringement of that technology;

•       stemming from the fact that the Group’s failure to attract and retain qualified employees may adversely affect its future business and operations;

•       stemming from the Group’s ability to generate profits, which cannot be guaranteed in the future as the Group has at times reported losses in the past;

•       stemming from commercial risk and counter-party risk;

•       industry-related risks including the risks:

•       stemming from the fact that the volume of the Group’s business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on its business;

•       stemming from the fact that the Group’s backlog includes contracts that can be unilaterally delayed or terminated at the client’s option;

•       stemming from the fact that the Group is subject to intense competition in the markets where we carry out its operations, which could limit its ability to maintain or increase our market share or maintain our prices at profitable levels;

•       stemming from the fact that the Group has taken significant measures to adapt its fleet to changes in the seismic market, and depending on the seismic market in the future, it may make further adjustments that could impose exceptional charges;

•       stemming from the high levels of fixed costs that are incurred regardless of the Group’s level of business activity, including in relation to bareboat charter;

•       stemming from the fact that the Group’s revenue derived from marine seismic data acquisition vary significantly during the year;

•       stemming from the fact that the Group’s business and that of its customers are subject to governmental regulations, which may adversely affect its operations or demand for its products in the future;

•       stemming from the environment;

• risks relating to the Group’s debt including the risks:

• stemming from the Group’s debt agreements which contain restrictive covenants that may limit its ability to respond to changes in market conditions or pursue business opportunities;

•       stemming from the fact that if the Group is unable to comply with the restrictions and covenants in the indentures governing our Senior Notes, the agreements governing its credit facilities and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment;

• stemming from the fact that the Group and its subsidiaries may incur additional debt;

•       stemming from the fact, in order to service and/or refinance its indebtedness and make capital expenditures, the Group requires a significant amount of cash or will have to implement a debt restructuring plan, and its ability to generate cash or implement such plan will depend on many factors beyond our control;

•       stemming from the fact that, in order to comply with its undertakings relating to its debt and/or to refinance that debt, and to realize investments, the Group will need a significant amount of cash or will have to implement a restructuring plan, and its ability to generate such cash or to carry out such plan will depend on several factors that are beyond its control;

• stemming from liquidity risks;

•       stemming from the fact that, following the Restructuring Effective Date, the Group will have a new debt structure and its ability to service its debt will notably depend on factors that are beyond its control;

• stemming from interest-rate risks;

• stemming from its exposure to exchange-rate risks;

• other risks of a financial nature including currency risks and risks relating to shares and financial instruments;

• insurance-related risks;

• risks stemming from outsourcing.

D.3	Principal risks	Risks associated with the Creditor Shares 1 and Creditor Shares 2

	specific to the offered securities	The principal risks associated with the Creditor Shares 1 and Creditor Shares 2 are set out below:
• the Company’s shareholders will experience a significant dilution caused by the issuance of the Creditor Shares 1 and Creditor Shares 2;

• the volatility and liquidity of the Company’s shares could fluctuate significantly;

•       given the significant number of issued shares in the context of the Issuance Steps, sales of a significant number of shares of the Company could take place quickly after the Restructuring Effective Date, or such sales could be anticipated by the market, which could have a negative impact on the market price of the shares;

• the Company’s shares could become subject to the French tax on financial transactions, and the European tax on financial transaction, if adopted, could apply to the Company’s shares.

Risks associated with the Warrants

The principal risk factors associated with the Warrants are set out below:

• the market for the Warrants #1 could provide little liquidity and be highly volatile;

• the liquidity of the market for Warrants #3, Coordination Warrants and Backstop Warrants could be limited;

• in case of a drop in the price of the Company’s shares, the Warrants could decline in value;

•       the price of the Company shares could fluctuate and fall below the subscription price of the new shares issued upon exercise of the various classes of Warrants, and if that decline were to occur after the Warrants had been exercised by their owners, these owners would incur losses if they immediately sold those shares;

• shareholders who did not exercise their Warrants or who sold them could be diluted if other Warrant holders decided to exercise them;

• sales of Warrants could occur on the market and could have an adverse impact on the value of the respective Warrants;

• the terms and conditions of each class of Warrants may be modified and those modifications would be binding on all of their respective holders;

• the holders of Warrants have only limited protection against the dilution of their interests;

• the holders of Warrants #1 will be responsible for handling the fractional entitlements in case of exercise of the Warrants #1.

Section E – Offering

E.1	Net proceeds from the issue of Warrants #1, Creditor Shares 1, Creditor Shares 2 and Warrants #3, Coordination Warrants and Backstop Warrants / Estimated total cost of the offering

The subscription for the Creditor Shares 1 and Creditor Shares 2 will be by way of set-off against due and payable claims, under the Convertible Bonds and Senior Notes, respectively, so that their issuance will not generate any proceeds for the Company. These transactions will be used to reduce the Company’s gross residual debt of (i) €362 million from the Convertible Bonds and (ii) €1,391 million from the Senior Notes, with the assumption of a Reference Date on December 20, 2017, according to the indicative timetable.

The Warrants #1, Coordination Warrants and Backstop Warrants will be granted for free, so that their issuance will not generate any proceeds for the Company.

The Warrants #3 do not generate any proceeds for the Company since they are issued for free but are issued with the New Second Lien Notes that will allow to generate, proceeds of $375,000,000 (including a tranche in euros not in excess of the euro-equivalent of $100,000,000).

The cost of (i) the issuance of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants and (ii) the completion of the Rights Issue with PSR (financial intermediaries’ fees and legal and administrative expenses) is estimated at approximately €20 million.

E.2a	Reasons for the
offering / planned
use of the proceeds
and estimated net
proceeds from the
issuance of the
Warrants #1,
Creditor Shares 1,
Creditor Shares 2,
Warrants #3,
Coordination
Warrants and
	Backstop Warrants	Reasons for the offering
The purpose of the offering is to carry out the proposed financial restructuring of the Company, as set out in B.4 above.
Use of the proceeds from the issues

The subscriptions of Creditor Shares 1 and Creditor Shares 2 will be by way of set-off against due and payable claims under the Convertible Bonds and Senior Notes, respectively, so that their issuance will not generate any proceeds for the Company. These transactions will be used to reduce the Company’s gross residual debt of (i) €362 million from the Convertible Bonds and (ii) €1,391 million from the Senior Notes, with the hypothesis of a Reference Date on December 20, 2017, according to the indicative timetable.

The funds raised in cash from (i) the Rights Issue with PSR and (ii) the issue of the New Second Lien Notes and Warrants #3 (net of backstop and commitment fees and other costs, expenses or fees related to the Rights Issue with PSR and the issue of the New Second Lien Notes and Warrants #3) will be used as follows:

•    first, up to $250 million, to provide for the Group’s financial and operating needs (including (i) the payment of accrued and unpaid interests under the Convertible Bonds at the Reference Date which has not been equitized in the context of the Creditor Shares 1 issuance (i.e. an amount of approximately €4.46 million), (ii) the payment of restructuring-related fees and expenses other than the backstop fees and expenses and all other fees relating to the Rights Issue with PSR and the issue of the New Second Lien Notes and Warrants #3);

• secondly, to make the Initial Repayment, on a pro rata basis, to the secured lenders, the amount of such repayment being limited to a maximum of $150 million in aggregate;

•    the balance would be kept by the Company to cover (x) its financial needs (including the payment of restructuring-related fees and expenses other than, inter alia, subscription and backstop fees and expenses) and (y) any delay in the Group’s redeployment.

E.2b	Reasons for the offering of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants	See E.2a above.

E.3	Terms and conditions of the offering	a) Warrants #1
Offering period: not applicable.

Terms: up to 24,375,000 Warrants #1 granted for free by the Company to all of its historical shareholders (i.e. those shareholders with a proof of registration of their shares at the date determined to benefit from the detachment of the preferential subscription rights to the Rights Issue with PSR), on the basis of one (1) Warrant #1 for one (1) existing share, with three (3) Warrants #1 giving the right to subscribe for (4) new shares at the subscription price of three euros and twelve cents (€3.12) per new share.

b) Creditor Shares 1
Offering period: not applicable.

Terms: issue with removal of the shareholders’ preferential subscription rights, in favor of the holders of Convertible Bonds, in the amount of a portion of their claims relating to the Convertible Bonds, in compliance with article L. 225-138 of the French Commercial Code.

Subscription price of the Creditor Shares 1: ten euros and twenty-six cents (€10.26)
c) Creditor Shares 2
Offering period: not applicable.

Terms: issue with removal of the shareholders’ preferential subscription rights, in favor of holders of Senior Notes, in the amount of a portion of their claims under the Senior Notes, in compliance with article L. 225-138 of the French Commercial Code.

Subscription price of the Creditor Shares 2: three euros and twelve cents (€3.12)
d) Warrants #3
Offering period: not applicable.

Terms: up to 123,817,300 Warrants #3 issued by the Company at the same time as the New Second Lien Notes, and granted to the subscribers of New Second Lien Notes pro rata their subscriptions to New Second Lien Notes, with one (1) Warrant #3 entitling them to subscribe for one (1) new share, for the subscription price of one euro cent (€0.01) per new share. The Warrants #3 issued by the company will be exercisable for an aggregate number of new shares not in excess of 16% of the Diluted Number of Shares. The exact number may only be determined once the Reference Date and the result of the Rights Issue with PSR are definitively known.

e) Coordination Warrants
Offering period: not applicable.
Terms: up to 7,738,600 Coordination Warrants to be granted to the members of the ad hoc committee of Senior Notes holders (as said committee existed in its composition on June 14, 2017), with one (1) Coordination Warrant entitling them to subscribe for one (1) new share, for the subscription price of one euro cent (€0.01) per new share. The Coordination Warrants will be exercisable for an aggregate number of new shares not in excess of 1% of the Diluted Number of Shares. The exact number may only be determined once the Reference Date and the result of the Rights Issue with PSR are definitively known.
f) Backstop Warrants
Offering period: not applicable.

Terms: up to 11,607,900 Backstop Warrants granted for free by the Company to persons committed to backstop the subscription of the New Second Lien Notes and the Warrants #3, in accordance with the provisions of the Private Placement Agreement of June 26, 2017, with one (1) Backstop Warrant entitling them to subscribe for one (1) new share, for the subscription price of one euro cent (€0.01) per new share. The Backstop Warrants will be exercisable for an aggregate number of new shares not in excess of 1.5% of the Diluted Number of Shares. The exact number may only be determined once the Reference Date and the result of the Rights Issue with PSR are definitively known.

Conditions to which the issuance of the Warrants #1, Creditor Shares 1, Creditor
Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants are subject
The implementation of the financial restructuring transactions remains subject to the conditions referred to in paragraph C.1 above:

The settlement and delivery of all the issuances of Warrants #1, Warrants #3, Creditor Shares 1, Creditor Shares 2, Coordination Warrants, and Backstop Warrants will occur concomitantly with the settlement and delivery of the issue, with shareholders’ preferential subscription rights, of new shares with warrants, subject to satisfaction of all the above-mentioned conditions precedent.

The issuances provided for under the draft safeguard plan and the Chapter 11 plan shall be regarded as a whole; if one of them could not be implemented, none of them would be implemented.
Independent expert assessment

The Company’s Board of Directors has appointed Ledouble SAS to act as an independent expert in accordance with applicable law for the purpose of assessing the fairness of the restructuring transactions to the Company’s shareholders.

The expert’s conclusions are set forth below.

“Following our work on valuing CGG shares and reviewing the financial terms and conditions of the Transaction, based on the assumption that the CGG Group continues as a going concern in its current structure, we believe the salient points for the Shareholders are as follows:

• The Transaction, which will equitize more than €1.8 billion of debt, meets an immediate need to reduce the Group’s indebtedness, which is essential if it is to continue as a going concern.
• The Group’s continuation as a going concern is contingent on:
• A recovery in business and an improvement in margins, in accordance with Management’s Business Plan forecasts; and
• At least a partial refinancing in the future to meet payments falling due with respect to the non-equitized Secured Debt and the unsubordinated second lien New Second Lien Notes to be issued.

•    As regards the value range resulting from our valuation and the subordination of Shareholders ranking them after the Creditors, it appears that the Shareholders would have potentially lose their entire investment without a financial restructuring which is essential to the continuity of the Group’s operations.

•    The subscription prices of €3.12 and €10.26 for the Reserved Capital Increases for the Creditors, respectively the Senior Noteholders and the CB holders, show a premium over our multi-criteria valuation of CGG.

•    The $375 million issue of high-yield New Second Lien Notes governed by the laws of New York State will be accompanied by the allotment of three classes of Warrants with an exercise price of €0.01, exercise of which will increase the dilution of CGG Shareholders. All of the impacts of these New Second Lien Notes are included in our analysis of the Shareholders’ position.

• Based on the CGG valuation range, our analysis of the Shareholders’ interest, pre- and post-Restructuring, shows that:
• The Shareholders will not lose value based on the valuations of CGG that include a Business Plan execution risk, which lead to negative pre-Restructuring equity values;
• A valuation based on share price as of May 11, 2017 could result in a loss of up to 60% for the Shareholders due to the high share price relative to CGG’s intrinsic value.

•    The Rights Issue with PSR, at a subscription price of €1.56, shows a discount to the multi-criteria valuation of CGG based on Management’s Business Plan; the discount disappears if we assume a delay in achieving the Business Plan forecasts. Shareholders not wishing to subscribe to the offering will be able to sell their Rights.

• Shareholders will receive Warrants that, albeit out of the money at present and therefore excluded from our analysis, have a long exercise period.
In view of the current situation and the intrinsic value of the Group, we are of the opinion that the Transaction taken as a whole is fair to CGG Shareholders. ”
The independent expert’s opinion is reproduced in its entirety in Schedule 1 to this Securities Note.
Suspension of the right of holders of Convertible Bonds to convert them into shares

As part of the Company’s financial restructuring, the holders of Convertible Bonds are expected to subscribe for the Creditor Shares 1 by way of set-off against their claims against CGG relating to the Convertible Bonds.

The right of holders of Convertible Bonds to convert them into shares will be suspended, according to the indicative timetable, from November 28, 2017 (at 12 a.m. Paris time), to no later than February 28, 2018 (at 11.59 p.m. Paris time) as prescribed by law and regulations and in accordance with the terms and conditions of the Convertible Bonds, with the understanding that, on that date, if the financial restructuring is completed, there will no longer be any Convertible Bonds outstanding (as the claims of their holders will have been set off by the subscription for the Creditor Shares 1).

Suspension of the right to exercise stock options currently in their exercise period

The right to exercise stock options resulting from CGG option plans and currently in their exercise period will be suspended, based on the indicative timetable, from November 28, 2017 (at 12 a.m. Paris time) to no later than February 28, (11.59 p.m. Paris time) as prescribed by law and regulations and in accordance with the provisions of option plan rules.

Placing and underwriting
Not applicable.
Guarantee
Not applicable.
Subscription commitments and intentions

The issuance of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants is subject to the approval of the necessary resolutions by the combined general meeting of shareholders scheduled to convene on October 31, 2017.

Under the draft safeguard plan: (i) the DNCA Entities committed to backstop in cash the Rights Issue with PSR up to an amount of €71.39 million (share premium included);
(ii) the Senior Notes holders also committed to backstop the portion of the unsubscribed Rights Issue with PSR (if needed after implementing the commitment to subscribe from the DNCA Entities), it being specified that this backstop commitment would be implemented by set-off with part of their claims on the Company under the Senior Notes;

(iii) some eligible Senior Notes holders have committed to subscribe to the New Second Lien Notes Issuance, giving access to the Warrants #3, pursuant to the provisions of a private placement agreement as of June 26, 2017;

(iv) the New Second Lien Notes Issuance is furthermore backstopped by the members of the ad hoc committee of Senior Notes holders (or their transferees under certain conditions), in accordance with the terms of a private placement agreement as of June 26, 2017.

Restrictions applicable to the offering
The distribution of this Prospectus, the sale or offering of (i) the Company’s shares (including the Creditor Shares 1 and Creditor Shares 2), (ii) the Warrants #1, (iii) the Warrants #3, (iv) the Coordination Warrants and (v) the Backstop Warrants as well as the subscription of the new shares issued pursuant to the exercise of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants may be subject to specific regulations in certain countries, including the United States of America.

Exercise, non-disposal or lock-up commitments
No exercise, non-disposal or lock-up commitments will be made concerning the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants.
Indicative timetable
July 28, 2017	Approval of the safeguard plan by the committee of banks and assimilated creditors, and the sole general meeting of bondholders
Publication by the Company of a press release announcing that approval and its financial results for the first half of 2017

October 10, 2017	Approval hearing of the Chapter 11 plan by the competent US court
October 13, 2017	Approval (visa) of the Prospectus by the AMF
Announcement of the AMF’s approval (visa) of the Prospectus and online posting of the Prospectus on the Company’s website.

Publication by the Company of a press release describing (i) the main features of the issues of Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants, and (ii) the conditions for obtaining the Prospectus

October 24, 2017	Expiration of the period in which third parties may lodge suspensive appeals against the decision by the competent US court to approve the Chapter 11 plan
October 31, 2017	Combined general meeting of the Company’s shareholders
Publication of a press release announcing the results of the votes on resolutions by the general meeting of shareholders
November 6, 2017	Hearing on the draft safeguard plan by the Paris Commercial Court

November 13, 2017	Sanctioning of the safeguard plan by the Paris Commercial Court

		November 20, 2017	Recognition by the competent US court, under the Chapter 15 proceeding, of the judgment sanctioning the safeguard plan
		November 22, 2017	Expiration of the period in which creditors may file objections to the share capital reduction voted by the combined general meeting of shareholders on October 31 2017
		November 28, 2017	Start of the suspension period of the exercise of stock options and the conversion of bonds into shares by the holders of Convertible Bonds
		December 4, 2017	Expiration of the period in which third parties may lodge suspensive appeals against the decision by the competent US court to recognize the judgment sanctioning the safeguard plan, as part of the Chapter 15 proceeding
		December 5, 2017	Approval (visa) by the AMF of the prospectus covering the Rights Issue with PSR
		December 7, 2017	Accounting day at the end of which the holders of shares registered on their securities account will be entitled to preferential subscription rights
		December 8, 2017	Detachment of the preferential subscription rights and opening of the trading period of the preferential subscription rights on Euronext Paris
		December 12, 2017	Opening of the subscription period for the Rights Issue with PSR
		December 18, 2017	Closing of the trading period of the preferential subscription rights
		December 20, 2017	End of the subscription period for the Rights Issue with PSR
		January 17, 2018	Settlement and delivery of the ABSA, the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants.

Date on which (i) the new shares issued in the context of the Rights Issue with PSR, (ii) the Creditor Shares 1, (iii) the Creditor Shares 2, (iv) the Warrants #2 and (v) the Warrants #1 are admitted to trading on Euronext Paris

The public will be notified of any change in the above indicative timetable by means of an announcement which will be posted by the Company on its website (www. cgg.com).

E.4	Interests which may significantly influence the offering	In the context of the transactions required by the draft safeguard plan:
i. the Rights Issue with PSR is backstopped in cash, up to the amount of approximatively €71.39 million (including share premium), by the DNCA Entities. The backstop commitment in cash will be compensated by a fee equal to 10% of the amount committed, namely an amount of approximately €7.14 million for the DNCA Entities);

ii. the unsubscribed portion of the Rights Issue with PSR (if needed after the implementation of the subscription commitment of the DNCA Entities) is subject to a backstop commitment by the Senior Notes holders that would be executed by set-off with part of their claims on the Company under the Senior Notes at their face value. No commission is paid as part of the backstop commitment for the Rights Issue with PSR of the Senior Notes holders by set-off of their claims;

iii. some eligible Senior Notes holders have committed to subscribe to the New Second Lien Notes Issuance, pursuant to the provisions of a private placement agreement as of June 26, 2017. The subscription commitment in cash will be compensated by a fee equal to 7% of the amount committed (payable during the achievement of the issuance and under the condition of such achievement, in cash or by set-off (at the discretion of the company) with the subscription price of the New Second Lien Notes);

iv. the New Second Lien Notes Issuance is furthermore backstopped by the members of the ad hoc committee of Senior Notes holders (or their transferees under certain conditions) who will receive as such:

a. a backstop commission of 3% of the total amount of the New Second Lien Notes Issuance (payable during the after completion of the issuance and subject to such completion, in cash or by set-off (at the discretion of the company) with the subscription price of the New Second Lien Notes); and

b. the Backstop Warrants. The Backstop Warrants can be exercised at a subscription price of 0.01 euro per new share.

v. The draft safeguard plan provides for the issuance and the free allocation of the Coordination Warrants by the Company. The Coordination Warrants can be exercised at a subscription price of 0.01 euro per new share.

E.5	Person or entity offering to sell their securities / Lock-up agreement	Person or entity offering to sell their securities: Not applicable Lock-up agreement: not applicable.

E.6	Amount and	Dilution
percentage of
	dilution	Assuming (i) the Reference Date is December 20, 2017, (ii) the total amount of the financial debt in principal and accrued but unpaid interest as of the Reference Date is equal to €366,024,528 under the Convertible Bonds and €1,467,924,425 under the Senior Notes, (iii) the Company holds 24,997 shares as treasury shares, and (iv) the total amount of the Rights Issue with PSR (share premium included) is approximately equal to 112.2 million euros, the persons holding shares of the Company prior to the implementation of the restructuring (on the basis of a share capital composed of 22,133,149 shares) would hold, following all the issuances contemplated in the draft safeguard plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i) 3.2% of the capital, before the exercise of the Warrants #1 and Warrants #2, and

(ii) 6.7% of the capital, taking into account the exercise of all Warrants #1 (and considering they were exercised by existing shareholders) and Warrants #2,

if the Rights Issue with PSR is subscribed only by the DNCA Entities and the Senior Notes holders as part of their backstop commitment, no share being subscribed by the persons holding shares of the Company before the implementation of the restructuring transactions.

In the event the Rights Issue with PSR is fully subscribed in cash by the persons holding shares of the Company prior to the implementation of the restructuring (on the basis of a share capital composed of 22,133,149 shares), such persons would hold, following all the issuances contemplated in the draft safeguard plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i) 13.3% of the share capital of the Company, before the exercise of the Warrants #1 and Warrants #2, and

(ii) 21.9% of the share capital of the Company, taking into account the exercise of all Warrants #1 and Warrants #2 (and considering they were exercised by the aforementioned shareholders).

The tables below show the effect of these financial restructuring transactions on the relative amount of equity per share and the percentage of equity interest in the Company held by the shareholders and the different stakeholders, on the basis of the assumptions set forth on the first paragraph above.

Theoretical impact of the restructuring on the relative amount of shareholders’ equity

As an indication, the theoretical impact on the relative amount of the consolidated shareholders’ equity, Group share, per share of the issues of the Creditor Shares 1, the Creditor Shares 2 and the new shares to be issued upon exercise of the Warrants #1, the Warrants #2, the Warrants #3, the Coordination Warrants and the
Backstop Warrants is presented hereafter (calculated on the basis of consolidated shareholders’ equity, Group share, on June 30, 2017 and 22,133,149 Company shares outstanding on June 30, 2017 including treasury shares) . The identity of the subscribers, by subscription by cash to the Rights Issue with PSR (existing shareholders, or DNCA Entities due to their subscription commitment) has no impact on the results presented below :

	Amount of equity per share (in US dollars(1))
Assumption 1: 0% of the Rights Issue with PSR subscribed by the holders of Senior Notes as part of their backstop commitment	Non- diluted basis	Diluted basis(2)

Before the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	35.08	39.77

After the issue of 683,629,882 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	4.00	4.17

After the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	4.01	4.17

(1) Reuters euro / US dollar exchange rate on June 14, 2017 at 12.00 noon (Paris time) of 1.1206 US dollar for one euro used to translate the amount of this capital increase into US dollars.

(2) If all 446,937 exercisable and non-exercisable stock options are exercised.

	Amount of equity per share (in US dollars(1))
Assumption 2: 36.38% of the Rights Issue with PSR subscribed by the holders of Senior Notes as part of their backstop commitment	Non- diluted basis	Diluted basis(2)

Before the issue of 745,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	35.08	39.77

After the issue of 667,574,851 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	4.09	4.26

After the issue of 745,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	4.09	4.25
(1) Reuters euro / US dollar exchange rate on June 14, 2017 at 12.00 noon (Paris time) of 1.1206 US dollar for one euro used to translate the amount of this capital increase into US dollars.
(2) If all 446,937 exercisable and non-exercisable stock options are exercised.

Theoretical impact of the restructuring on the positions of the shareholders

As an indication, the theoretical impact of the issues of the Creditor Shares 1, the Creditor
Shares 2 and the new shares to be issued upon exercise of the Warrants #1, the Warrants
#2, the Warrants #3, the Coordination Warrants and the Backstop Warrants on the equity interest of a shareholder with 1% of the Company’s shares outstanding prior to these issues, depending on the percentage of the Rights Issue with PSR subscribed by the persons holding the shares of the Company before the implementation of the restructuring transactions, is presented hereafter:

	Shareholders’ interest (in%)
Assumption 1: 100% of the Rights Issue with PSR subscribed by the existing shareholders	Non- diluted basis	Diluted basis(1)

Before the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.980

After the issue of 683,629,882 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	0.133	0.131

After the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	0.219	0.216
(1) If all 446,937 exercisable and non-exercisable stock options are exercised.

	Shareholder’s interest (in%)
Assumption 2: 50% of the Rights Issue with PSR subscribed by the existing shareholders	Non- diluted basis	Diluted basis(2)

Before the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.980

After the issue of 683,629,882 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	0.082	0.081

After the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	0.142	0.141
(1) If all 446,937 exercisable and non-exercisable stock options are exercised.

	Shareholder’s interest (in%)
Assumption 3: 0% of the Rights Issue with PSR subscribed by the existing shareholders	Non- diluted basis	Diluted basis(2)

Before the issue of 761,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.980

After the issue of 667,574,851 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	0.032	0.032

After the issue of 745,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	0.067	0.067
(1) If all 446,937 exercisable and non-exercisable stock options are exercised.

Tables of shareholders’ interest after financial restructuring:
The tables hereunder reflect the holding of capital of the different categories of stakeholders after the implementation of the share transactions planned by the Financial Restructuring Plan, depending on the percentage of the Rights Issue with PSR subscribed by the existing shareholders.

Assumption 1: prior to the exercise of the Warrants #1 and the Warrants #2

Portion of the Rights Issue with PSR subscribed by the existing shareholders (in %)(1)	Portion held by the existing shareholders	Portion held by DNCA as part of its backstop commitment	Portion held by the Senior Notes holders	Portion held by the holders of Convertible Bonds
100%	13.3%	—	81.7%	5.0%
50%	8.2%	5.1%	81.7%	5.0%
0%	3.2%	6.6%	85.1%	5.1%

(1)	excluding any backstop commitment by DNCA.

Assumption 2: after issuance of the new shares resulting from exercise of the Warrants #1 and the Warrants #2

Portion of the Rights Issue with PSR subscribed by the existing shareholders (in %)(1)	Portion held by the existing shareholders	Portion held by DNCA as part of its backstop commitment	Portion held by the Senior Notes holders	Portion held by the holders of Convertible Bonds
100%	21.9%	—	73.6%	4.5%
50%	14.2%	7.7%	73.6%	4.5%
0%	6.7%	9.9%	78.8%	4.6%

(1)	excluding any backstop commitment by DNCA.

E.7	Estimate of the expenses charged by the issuer to the investors	Not applicable.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 13th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer